Exhibit 99.4

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Central Fund of Canada Limited ("Central Fund")

1323 – 15th Avenue S.W., Suite 805

Calgary, AB T3C 0X8

2.	Date of Material Change

October 1, 2017

3.	News Release

A press release was disseminated on October 2, 2017 through Globe Newswire.

4.	Summary of Material Change

Central Fund has entered into an arrangement agreement ("Arrangement Agreement") dated October 1, 2017 with Sprott Inc. ("Sprott"), The Central Group Alberta Ltd. (the "Administrator"), 2070140 Alberta Ltd. and its shareholders, providing for a plan of arrangement (the "Arrangement") under the Business Corporations Act (Alberta) ("ABCA") pursuant to which Sprott will indirectly acquire Central Fund's existing administration agreement ("Administration Agreement") from the Administrator for consideration consisting of Cdn.$85 million in cash and Cdn.$15 million of common shares of Sprott as a well as an earnout arrangement that provides for a payment of at least Cdn.$5 million on the first anniversary of the Arrangement. The assets of Central Fund will be transferred to Sprott Physical Gold and Silver Trust (the "Trust"), a new Trust to be managed by Sprott Asset Management LP ("SAM"), each outstanding Class A non-voting share ("Class A Share") of Central Fund will be converted into one trust unit ("Unit") of the Trust and Sprott will acquire each common share ("Common Share") of Central Fund for a cash payment of Cdn.$500 per share.

5.	Full Description of Material Change

5.1       Full Description of Material Change

Central Fund has entered into the Arrangement Agreement under which the contemplated Arrangement will result in: i) all the assets and liabilities of Central Fund, other than the Administration Agreement, being transferred to the Trust, a wholly-owned subsidiary of Sprott; and ii) each outstanding Class A Share being converted into one Unit of the Trust.

In addition, Sprott will: i) acquire each outstanding Common Share at a price of Cdn.$500 per share payable in cash; and ii) indirectly acquire the Administration Agreement from the Administrator for an aggregate purchase price of Cdn.$100 million, consisting of Cdn.$85 million in cash and Cdn.$15 million of common shares (or 6,997,378 common shares) of Sprott. In addition, Sprott and the Administrator will enter into an earnout agreement pursuant to which the Administrator will earn an amount equal to the greater of (1) Cdn.$5 million and (2) an amount based on a formula related to assets under management on the first anniversary of the Arrangement.

The transaction will be carried out by way of a Court approved plan of arrangement under the ABCA and will require the approval of 66⅔% of the votes cast by holders of Class A Shares and Common Shares, each voting as a class at a special meeting (the "Central Fund Meeting") of shareholders to be called by Central Fund to consider the Arrangement. In addition, the transaction must be approved by a majority of the votes cast by "minority" shareholders of each such class, that is, excluding those shares held by interested parties in accordance with applicable Canadian securities laws. The Central Fund Meeting is expected to be held on or about November 30, 2017. The information circular which will describe the Arrangement will be mailed to shareholders of Central Fund in advance of the Central Fund Meeting.

After receipt and consideration of the unanimous recommendation of the Special Committee of the Board of Central Fund, to approve and proceed with the Arrangement, and consultation with its legal advisors, the Board has resolved (with conflicted directors abstaining) to unanimously recommend that Central Fund's holders of Class A Shares and minority holders of its Common Shares (being holders of Common Shares other than the shareholders of the Administrator and their family members) vote in favour of the Arrangement. In coming to its recommendation, the Board also reviewed and considered a fairness opinion from PricewaterhouseCoopers LLP, financial advisors to the Special Committee, in connection with the Arrangement, which report provides that, as of the date of such opinion, and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by the holders of Class A Shares and by minority holders of Common Shares pursuant to the Arrangement is, in each case, fair from a financial point of view to such shareholders.

Directors, senior executive officers and certain other shareholders of Central Fund, who or which together hold or control an aggregate of approximately 85% of the issued and outstanding Common Shares and 0.04% of the issued and outstanding Class A Shares, have entered into voting support agreements with Sprott and agreed to vote their Common Shares and Class A Shares in favour of the Arrangement at the Central Fund Meeting.

In addition to shareholder and Court approvals, the Arrangement is subject to certain stock exchange approvals and the approval under Rule 19b-4 under the United States Securities Exchange Act of 1934, as amended, in order to effect a listing of the Units on NYSE Arca. The Arrangement is also subject to regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature. The transaction is not subject to a financing condition.

The Arrangement Agreement also includes a non-solicitation covenant on the part of Central Fund, subject to a right to match provision and fiduciary out provisions, and provides for the payment of a termination fee of Cdn.$5 million (or Cdn.$7.5 million if the expense reimbursement described below has been paid) to Sprott if the Administrator, its shareholders or New Administrator (collectively, the "Administrator Parties") or CFCL breaches the Arrangement Agreement in certain circumstances.

Sprott has also agreed to pay to Central Fund and the Administrator an expense reimbursement fee of Cdn.$2.5 million if the Arrangement Agreement is terminated other than as a result of a specified breach by Central Fund or the Administrator Parties.

Complete details of the Arrangement are set out in the Arrangement Agreement, which will be filed by Central Fund with SEDAR and EDGAR and will be available for viewing under Central Fund's profile at www.sedar.com.

5.2       Disclosure for Restructuring Transactions

N/A

6.	Reliance on 7.1(2) of National Instrument 51-102

N/A

7.	Omitted Information

N/A

8.	Executive Officer

J.C. Stefan Spicer, Chairman, President and CEO

Telephone: (403) 228-5861

9.	Date of Report

October 6, 2017

Cautionary Note Regarding Forward-Looking Statements

This material change report contains "forward-looking information" within the meaning of applicable securities laws, including statements about the timing for the Central Fund Meeting and of mailing the Information Circular for the Central Fund Meeting, and that the transactions referred to herein will be completed. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Central Fund to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements contained herein are made as of the date of this report, and Central Fund disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as may be required by law. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements. Such risks and uncertainties include receiving requisite regulatory, securities commission, stock exchange, court and Class A share and common share approvals for the Arrangement.

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